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Contacts:
Ofer Lavie
Chief Financial Officer
Metalink Ltd.
Tel:  972-9-960-5555
Fax:  972-9-960-5399

Carl Hymans
Investor Relations
G.S. Schwartz & Co. Inc.
Tel: 212-725-4500
Fax: 212-725-9188



METALINK REPORTS THIRD QUARTER RESULTS

Yakum, Israel - October 22, 2003- Metalink Ltd. (NASDAQ: MTLK) www.metalinkBB.com, a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today reported results for the third quarter ended September 30, 2003.

For the third quarter ended September 30, 2003, Metalink reported revenues of $3,468,000 compared to $3,223,000 for the second quarter of 2003 and $1,304,000 for the third quarter ended September 30, 2002. Metalink reported a loss of $3.4 million, or $0.18 per share for the third quarter of 2003, compared to a loss of $3.8 million or $0.20 per share for the second quarter of 2003 and a loss of $4.5 million, or $0.24 per share for the third quarter of 2002. The company's cash, cash equivalents, short and long-term investment position at the end of the third quarter of 2003 was $62.9 million.

"We are pleased with the improvement in our financial results for the quarter and expect revenues to further increase during the fourth quarter. We are also happy to report that our visibility and backlog improved as a result of:

o The selection of Metalink's customers in Korea by a major operator to supply VDSL systems in high volume. o The continued acceleration of VDSL deployment in Canada around Motorola's platform.

o The continued shipment of HDSL2 and HDSL4 by ADC.

o A worldwide momentum for VDSL design wins and new deployment activities.

o The continued demand for SHDSL.

Thus, our guidance for the fourth quarter is for considerably higher growth in revenues compared to the third quarter growth," said Tzvi Shukhman, Metalink's Chairman and CEO.


About Metalink
Metalink Ltd. is a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public and private home and enterprise networks. Metalink's wireline DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure. Leading OEMs and operators in Asia, North America and Europe have chosen to deploy Metalink's VDSL, SHDSL, and HDSLx products. Metalink's wireless solutions, MIMO-based WLANPlus, are designed to meet the ever-increasing demand for wireless LAN speed and reach, critical for home and office multi-media applications. Metalink, a fabless semiconductor company, is headquartered in Yakum, Israel and has offices in Seoul, Korea; Yokohama, Japan; Folsom, California and Atlanta, Georgia. Further information is available at www.metalinkBB.com

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.

 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                    Three months ended         Nine months ended
                                       September 30                September 30
                                      2003     2002              2003     2002
                                      (Unaudited)                 (Unaudited)
                    (U.S. dollars in thousands, except share and per share data)

Revenues                          $  3,468  $  1,304       $  10,261   $  5,623

Cost of revenues:
  Costs and expenses                 1,860     1,115           5,409      3,629
  Royalties to the Government
    of Israel                           99        27             273        128
        Total cost of revenues       1,959     1,142           5,682      3,757


   Gross profit                      1,509       162           4,579      1,866

Operating expenses:
  Gross research and development     3,916     3,829          12,100     11,145
  Less - Royalty bearing grants        749       902           2,439      2,380
  Research and development, net      3,167     2,927           9,661      8,765

  Sales and marketing                1,432     1,265           4,346      3,443
  General and administrative           606       783           1,983      2,193
  Non-cash compensation                135       200             489        600
      Total operating expenses       5,340     5,175          16,479     15,001


   Operating loss                   (3,831)   (5,013)        (11,900)   (13,135)

Financial income, net                  400       529           1,314      1,741

Net Loss                          $ (3,431) $ (4,484)      $ (10,586) $ (11,394)

Loss per share:
Basic                            $   (0.18) $  (0.24)      $   (0.57) $   (0.62)
Diluted                          $   (0.18) $  (0.24)      $   (0.57) $   (0.62)

Shares used in computing
loss per ordinary share:
Basic                            18,726,130 18,436,463    18,620,413  18,375,198
Diluted                          18,726,130 18,436,463    18,620,413  18,375,198

                                 METALINK LTD.

                          CONSOLIDATED BALANCE SHEETS

                                           September 30,          December 31,
                                                2003                2002
                                         (Unaudited) (U.S. dollars in thousands)

ASSETS
Current assets
Cash and cash equivalents                    $    7,094       $      9,158
Short-term investments                           17,522             20,691
Trade accounts receivable                         2,518              1,036
Other receivables                                 2,500              1,444
Prepaid expenses                                    871                735
Inventories                                       4,802              3,904
   Total current assets                          35,307             36,968

Long-term investments                            38,317             46,197

Severance pay fund                                1,443              1,189

Property and equipment, net                       5,428              5,352

                                              $  80,495         $   89,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable                      $       704        $     1,750
Other payables and accrued expenses               3,284              2,499
   Total current liabilities                      3,988              4,249

Accrued severance pay                             2,205              1,899

Shareholders' equity
Ordinary shares of NIS 0.1 par value
(Authorized - 50,000,000 shares,
issued and outstanding -
19,645,963 and 19,450,556 shares
as of September 30, 2003 and
December 31, 2002, respectively)                    591                586
Additional paid-in capital                      128,106            127,578
Deferred stock compensation                        (364)              (846)
Accumulated other comprehensive income              355                 40
Accumulated deficit                             (44,501)           (33,915)
                                                 84,187             93,443

 Treasury stock, at cost; 898,500 as of
September 30, 2003 and December 31, 2002         (9,885)            (9,885)
   Total shareholders' equity                    74,302             83,558

                                              $  80,495          $  89,706